Loren P. Hansen
A PROFESSIONAL CORPORATION
attorney at law
1301 DOVE STREET, SUITE 370
telephone:	NEWPORT BEACH, CALIFORNIA 92660	Cell phone:
(949) 851-6125	lphansen@lphansenlaw.com	(949) 275-1145

April 4, 2018

VIA EDGAR

Mr. Michael Clampitt

Senior Staff Attorney

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	First Choice Bancorp
Draft Registration Statement on Form S-4
Submitted March 1, 2018
CIK No. 1716697

Dear Mr. Clampitt:

On behalf of First Choice Bancorp, a California corporation (the “Company’), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 28, 2018 (the “Comment Letter”) relating to the above-referenced Draft Registration Statement on Form S-4 (the “Draft Registration Statement”). The Company is concurrently filing a Registration Statement on Form S-4 (the “Registration Statement”) via EDGAR, and a courtesy copy of the Registration Statement marked to show changes to the Draft Registration Statement confidentially filed on March 1, 2018 are being sent to the Staff confidentially.

Subject to resolution of all of the Commission’s comments, the Company intends to request the Commission to order the effectiveness of the Registration Statement by April 30, 2018. Prior to the effectiveness of the Registration Statement, the Company will file a registration Statement on Form 8-A.

For the convenience of the Staff, each of the Staff’s comments is reproduced below in bold and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All page references in the responses set forth below refer to pages of the Registration Statement in the marked copy.

Cover Page

1.	Revise the second paragraph to disclose that the exchange ratio is 0.46531 shares of your stock being exchanged for each share of PCB stock, using “assigned values” for both First Choice and PCB stock so that shareholders will receive $11.400095 in value for each of her shares, subject to the adjustments described below. Because the exchange ratio is otherwise fixed, changes in trading prices for either stock before the closing will not affect the exchange ratio.

Response: In response to the Staff’s comment, the second paragraph of the cover page of the Proxy Statement/Prospectus has been revised to disclose that the exchange ratio is 0.46531 shares of Company stock being exchanged for each share of PCB stock, using “assigned values” for both First Choice and PCB stock so that shareholders will receive a certain dollar value for each of their shares, to be completed prior to distributing the proxy statement, subject to the adjustments described below, and because the exchange ratio is otherwise fixed, changes in trading prices for either stock before the closing will not affect the exchange ratio.

1

2.	You indicate that the merger consideration “is subject to adjustment.” Please disclose the current estimate of transaction expenses, shareholders’ equity and the allowance for loan losses at the most recent practicable date and indicate if management believes a merger consideration adjustment likely.

Response: In response to the Staff’s comments, the second paragraph of the cover page of the Proxy Statement/Prospectus has been revised to disclose the current estimate of transaction expenses, shareholders equity and allowance for loan losses at the most recent practicable date, and we have indicated whether management believes a merger consideration adjustment is likely.

3.	In the third paragraph you state that “the value of the per share merger consideration payable to holders of PCB’s common stock would have been $105,377,597 and the aggregate merger consideration would have been approximately $112,856,980 on February 23, 2018.” Please clarify the basis for these amounts, for example, the aggregate stock consideration is X and aggregate total consideration is Y.

Response: In response to the Staff’s comment, the third paragraph has been revised to clarify the basis for the aggregate stock consideration and the aggregate total consideration.

Questions and Answers about the Merger Agreement and the Merger, page 4

4.	You indicate here and throughout the document that the merger consideration is “fixed” whereas the merger agreement is subject to a series of potential adjustments if certain triggers are met. Please revise your document so as to indicate that the merger consideration is fixed, subject to adjustments not related to the trading prices.

Response: In response to the Staff’s comment, the cover page, and pages 4, 9, 19, 27, 70, and 71 of the Registration Statement have been revised to indicate that the merger consideration is fixed, subject to adjustments not related to the trading prices of either First Choice Bancorp or Pacific Commerce Bancorp.

Will the holders of outstanding stock options….., page 4

5.	Advise the staff as to the reason or exemption relied upon to not register the First Choice options to be issued.

Response: In response to the Staff’s Comment, page 4 of the Registration Statement has been amended to reflect that the Company will file a Form S-8 to register the rollover options and the securities underlying the rollover options, as well as the securities and underlying securities of the 2012 Omnibus Stock Incentive Plan.

Summary, page 7

6.	Please include a chart here, and elsewhere in the document where appropriate, what the figures were for the various triggering events as of December 31, 2017 and as of the most recently completed month prior to the date of your registration statement. If these figures would have triggered a merger consideration adjustment, please indicate what the new merger consideration would be. Also disclose how each adjustment would impact the exchange ratio, such as, $100,000 in additional transaction expenses would change exchange ratio to X.

Response: In response to the Staff Comments, pages 9 and 71 of the Registration Statement have been revised to include a chart containing the hypothetical triggering events as though the transaction were to close May 15, 2018. We believe that using the hypothetical amounts that are shown will provide a more accurate reflection of the adjustments to the merger consideration than providing actual amounts as of December 31, 2017 and a more recent month.

Conditions that Must be Satisfied…..page 9

7.	The first bullet on page 10 indicates 65% while the cover page indicates 85%. Please reconcile.

Response: In response to the Staff’s Comment, in connection with the calculation of Adjusted Shareholders Equity, if net income is more or less than 85% of budgeted net income, then an adjustment to the merger consideration would occur. However, if PCB does not reach at least 65% of budgeted net income, then First Choice would have the right to terminate the transaction. Pages 10 and 119, of the Registration Statement have been revised to describe the condition more clearly.

2

The Impact of the Tax Reform Act of 2017 on our business is uncertain, page 48

8.	This discussion is to be of “the most significant factors that make the offering speculative or risky.” This section appears to be a summary of the Tax Reform Act of 2017. Please revise this section so as to describe how it will impact your business rather than providing a summary. Refer to Item 503(b) of Regulation S-K.

Response: In response to the Staff’s Comments, Page 48 of the Registration Statement has been revised to describe the expected impact of the Tax Reform act of 2017 on the business of First Choice.

Cautionary Statement Regarding Forward-Looking Statements, page 60

9.	Revise to delete references to 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934 as the companies are not reporting companies.

Response: In response to the Staff’s Comments, page 58 of the Registration Statement has been revised to delete references to 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934.

Security Ownership of Certain Beneficial Owners and Management, page 70

10.	Revise to add the address of the Banc Funds. See Item 403(a) of Regulation S-K.

Response: In response to the Staff’s Comments, page 69 of the Registration Statement has been revised to add the address of the Banc Funds.

Background of the Merger, Page 74

11.	Revise to briefly discuss the terms of each of the offers made by Parties A through F.

Response: In response to the Staff’s comments, pages 72 and 73 of the Registration Statement have been revised to briefly discuss the terms of each of the offers made by Parties A through F.

12.	Revise the last paragraph on page 75 to briefly discuss how discussions with Parties B and D ended.

Response: In response to the Staff’s comments, we believe the existing language in the second and fifth paragraphs on page 74 of the Registration Statement already briefly discusses how discussions with Parties B and D ended.

Opinion of Pacific Commerce Bancorp’s Financial Advisor, page 81

Financial Impact Analysis, page 92

13.	Please disclose the certain internal financial projections you refer to as item (iv) in the first paragraph on this page.

Response: In response to the Staff’s comments, page 91 of the Registration Statement has been revised to disclose the certain internal financial projections.

Opinion of First Choice Bancorp’s Financial Advisor, page 93

14.	Please revise the first paragraph on page 97 to add disclosure of Hovdes’ prior relationships with First Choice similar to the disclosure you provided regarding Pipers’ relationships in the last paragraph on page 92.

Response: In response to the Staff’s comments, page 101 of the Registration Statement has been revised to disclose Hovde’s prior relationships with First Choice similar to the disclosure provided regarding Piper’s relationships.

3

Election of Directors, page 199

15.	Please revise this section, for Messrs. Bhakta, Hui, and Solanki, to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant’s business and structure. Refer to Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comments, pages 198, 199 and 200 of the Registration Statement have been revised to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Bhakta, Hui and Solanki should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant’s business and structure.

First Choice Bancorp and Subsidiary Consolidated Balance Sheets, page F-1

16.	Please revise to separately present the allowance for loan losses on the face of the balance sheet pursuant to Rule 9-03(7) of Regulation S-X.

Response: In response to the Staff’s comments, page F-1 of the Registration Statement has been revised to separately present the allowance for loan losses on the face of the consolidated balance sheet.

First Choice Bancorp and Subsidiary Consolidated Statements of Income, page F-2

17.	Please revise to remove “cash dividends per share” from the face of your income statements. Refer to ASC 260-10-45-5 and revise as necessary.

Response: In response to the Staff’s comments, page F-2 of the Registration Statement has been revised to remove “cash dividends per share” from the face of the consolidated income statements, and have been revised as necessary pursuant to ASC 26-1-45-5.

Notes to the Consolidated Financial Statements

Note 13 – Earnings Per Share (“EPS”), page F-33

18.	We note from your tabular disclosure on at the bottom of page F-32 (Note 12 – Stock-Based Compensation Plans) that you have outstanding restricted shares as of December 31, 2017 and 2016. We also noted from the example Restricted Stock Award Agreement (paragraph 7, Voting Rights and Dividends) included at the bottom of exhibit 10.6 (2013 Omnibus Stock Incentive Plan) that participants are entitled to receive all dividends and other distributions paid with respect to the shares of restricted stock while they are held. Please tell us how you considered the aforementioned participation rights in your computations of basic and diluted EPS. Refer to ASC 260-10-45-60A and advise or revise here and throughout the registration statement, as necessary.

Response: In response to the Staff’s comments, Page F-33 of the Registration Statement has been revised to indicate that First Choice’s unvested grants of restricted stock contain non-forfeitable rights to dividends, which are required to be treated as participating securities and included in the computation of earnings per share. Dividends and earnings allocated to participating securities were inconsequential for all years presented.

Although no comments were provided on the pro forma financials, changes have been made to the fair value adjustments and the consideration has been amended for a more recent stock price.

4

Please contact the undersigned at (949) 851-6125 or lphansen@lphansenlaw.com if you have any questions regarding the foregoing.

Very truly yours,

/s/ Loren P. Hansen
Loren P. Hansen

cc:	Mr. Robert M. Franko, President and Chief Executive Officer, First Choice Bancorp
Ms. Yvonne Chen, Chief Financial Officer, First Choice Bancorp
Mr. Kenneth E. Moore, Stuart|Moore|Stahl

5